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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


FOR THE MONTH OF JULY, 2003
                 ----    --

           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
-------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
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                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS
UNDER COVER OF FORM 20-F OR FORM 40-F FORM        20-F [X] FORM 40-F [_]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [_] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(b):

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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.


                                              PERUSAHAAN PERSEROAN (PERSERO)
                                              PT TELEKOMUNIKASI INDONESIA
                                              ------------------------------
                                                      (REGISTRANT)

DATE   JULY 15TH, 2003                        BY /s/ROCHIMAN SUKARNO
     --------------------                        ------------------------------
                                                     (SIGNATURE)

                                                 ROCHIMAN SUKARNO
                                                 HEAD OF INVESTOR RELATION UNIT
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                                 PRESS RELEASE
                           -------------------------
                           No.TEL.313/PR000/UHI/2003

                              TELKOM 2002 FORM 20-F


BANDUNG, JULY 15, 2003 - The extended deadline for the filing by Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk. ("TELKOM") of its Annual Report on Form 20-F with the United States Securities and Exchange Commission ("U.S. SEC") expires on July 15, 2003. TELKOM will not meet this filing deadline and no additional extensions of time are possible.

President Director Kristiono said "As noted in our press release on June 30, 2003, we did not expect to meet the filing deadline for our amended 20-F. Although we did not meet the July 15 deadline, TELKOM is pleased with the progress PriceWaterhouseCoopers ("PwC") is making towards completing its audit for U.S. SEC purposes. PwC continues to be on target for completing the audit within the 2-3 month timeframe referred to in our June 30, 2003 press release."

TELKOM refers you to its June 11th, 26th and 30th, 2003 press releases for a more complete discussion of recent events relating to its Form 20-F.


WOERYANTO SOERADJI
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Corporate Secretary